File No. 70-8557



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       AMENDMENT NO. 5 (POST-EFFECTIVE) TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       -----------------------------------

CENTRAL AND SOUTH WEST CORPORATION         SOUTHWESTERN ELECTRIC POWER COMPANY
1616 Woodall Rodgers Freeway               428 Travis Street
Dallas, Texas 75202                        Shreveport, Louisiana 71156-0001


CENTRAL POWER AND LIGHT COMPANY            WEST TEXAS UTILITIES COMPANY
539 North Carancahua Street                301 Cypress Street
Corpus Christi, Texas 78401-2802           Abilene, Texas 79601-5820


PUBLIC SERVICE COMPANY OF OKLAHOMA         CENTRAL AND SOUTH WEST
212 East Sixth Street                         SERVICES, INC.
Tulsa, Oklahoma 74119-1212                 1616 Woodall Rodgers Freeway
                                           Dallas, Texas  75202

        (Names of companies filing this statement and addresses
                         of principal executive offices)

                       ----------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)
                        ---------------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)

         Central and South West Corporation ("CSW"), a Delaware Corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiary companies Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU") and Central and South West Services, Inc. ("CSWS"), each referred to as a "Subsidiary" and collectively referred to as the "Subsidiaries", hereby file this Post-Effective Amendment No. 5 to the Form U-1 Application-Declaration in File No. 70-8557 to amend Items 1 and 6 as follows. In all other respects, the Application-Declaration as previously filed and as heretofore amended will remain the same. The Subsidiaries together with CSW are referred to herein collectively as the "Applicants". Item 1. Description of Proposed Transaction.
         The text of Item 1 under the heading "Security For Loans to Subsidiaries" is hereby amended and restated as follows:

Security For Loans to Subsidiaries
         In view of the restrictions on the amount of unsecured short-term debt that CPL, PSO, SWEPCO and WTU may have outstanding under the terms of their respective charters, it is proposed that borrowings under the Money Pool may be secured from time to time by a subordinated lien on certain assets of the borrowing company.
         Any loan secured as herein described shall be evidenced by a promissory note, which would, in the case of loans from CSW or any of its Subsidiaries, be substantially in the form previously filed as Exhibit 4 to this

Application-Declaration, and would be upon such terms and conditions as have been previously described in this Application-Declaration, as amended. Applicants agree to file any security or other agreement entered into in connection with securing any borrowings under the Money Pool as an exhibit to a certificate of notification filed with the Commission pursuant to Rule 24 in respect of such transaction.

Item 6.  Exhibits and Financial Statements.
         Item 6 is hereby amended to delete the following exhibits:

                  Amended
                  Exhibit 4 -    Form of note to be executed by borrowing
                                 Subsidiaries to CSW or other Subsidiaries.
                  Amended
                  Exhibit 5 -    Preliminary opinion of Milbank, Tweed,
                                 Hadley & McCloy, counsel to the
                                 Applicants.
                  Amended
                  Exhibit 6 -    Financial statements as of June 30, 1996
                                 of CSW and Subsidiaries.

                  Amended
                  Exhibit 7 - Final or "Past Tense" opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Applicants.

                  Amended
                  Exhibit 10 -   Operation of Central and South West
                                 System Money Pool.


         Item 6 is hereby further amended to add and file the following exhibits:
                  Exhibit 13 -   Preliminary opinion of Milbank, Tweed,
                                 Hadley & McCloy, counsel to the
                                 Applicants.

                  Exhibit 14 - Financial statements as of September 30, 1996 of CSW and Subsidiaries.

                                S I G N A T U R E
                                - - - - - - - - -


                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.
                  Dated:  January 7, 1997



CENTRAL AND SOUTH WEST CORPORATION            CENTRAL POWER AND LIGHT COMPANY


By:/s/WENDY G. HARGUS                         By:/s/WENDY G. HARGUS
      Wendy G. Hargus                               Wendy G. Hargus
        Treasurer                                     Treasurer


PUBLIC SERVICE COMPANY OF OKLAHOMA            SOUTHWESTERN ELECTRIC POWER
                                                COMPANY


By:/s/WENDY G. HARGUS                         By:/s/WENDY G. HARGUS
      Wendy G. Hargus                               Wendy G. Hargus
        Treasurer                                      Treasurer



WEST TEXAS UTILITIES COMPANY                  CENTRAL AND SOUTH WEST SERVICES,
                                                INC.
By:/s/WENDY G. HARGUS                         By:/s/WENDY G. HARGUS
      Wendy G. Hargus                               Wendy G. Hargus
        Treasurer                                     Treasurer

                        INDEX OF EXHIBITS


EXHIBIT                                                  TRANSMISSION
NUMBER                      EXHIBIT                         METHOD
-------                     -------                      ------------

13                Preliminary opinion of Milbank,
                  Tweed, Hadley & McCloy, counsel to
                  the Applicants.                          Electronic


14                Financial statements as of September
                  30, 1996 of CSW and Subsidiaries.        Electronic